Exhibit 4.49

CONTRACT FOR SERVICES

The following constitutes an Agreement (the “Agreement”) between i-Business Management, LLC (Hereinafter referred to as “Consultant’:), that will provide services to the NuState Energy Holdings, Inc. (hereafter referred to as the “Client”) on January 9, 2017.

Consultant hereby agrees to perform all related business transactions as well as consulting and advisory services for the Client in conjunction with the process of the public entity, marketing, administrative, and fund raising.

Client agrees to work with Consultant on an exclusive basis for a period of twelve (12) months. Client will not work with any other entity during this period on matters relating to going public on the OTC market in the USA, marketing, sales, distribution, and fund raising except with the express written consent of Consultant.

1. Duties of Consultant. Consultant will provide the following business services:

a.	Manage Client’s Operational Strategy including potential acquisitions.

b.	Commitment to invest 250k in capital over 6-month period beginning in January and facilitate future fund raising for the Client.

c.	Manage Client’s Direct Public Offering related activities

d.	Manage Client’s various forms and filings relating to Pubic Companies activities

e.	Assist the Client in corporate staffing when necessary

f.	Assist the Client in editing the company’s circular and other forms that contain market positioning information on the Client

g.	Design an investor relations program and press release strategy

h.	Introduce the Client to other parties as necessary, including but not limited to securities attorneys, accounting firms, specialized consultants, appraisers, etc.

1.	Introduce the Client to investor relations related database distribution services, newswire services, broker/dealer networks, and financial printers

J.	Relocate corporate office to the Tampa Bay area, assign new phone number answer corporate line incoming when necessary.

2. Duties of Client. Client agrees to the following:

a.	Client agrees that Consultant has the exclusive right to handle public financing activities, investor relations and public relations, all in the broadest definable terms, for the Client during the term of this agreement as long as Duties of Consultant are met.

b.	Client agrees that any issue of any stock or any form of equity or any form of debt (including bonds and debentures but excluding routine accounts payable in the normal course of business) must be approved in writing by Consultant.

c.	Client agrees to appoint a transfer agent of Consultants recommendation, as its exclusive transfer agent and registrar for all equity and debt issues for a minimum period of the agreement.

d.	Client agrees to authorize Consultant to have complete authority to discuss with, obtain information from and provide instructions to said transfer agent regarding all aspects of share (stock) issuance and bond (debt) issuance and other relevant matters.

CONFIDENTIAL

3. Client to Provide Information. Client agrees to provide Consultant with all information and documents necessary for the performance of the abovementioned services by Consultant for the Client. Client shall be solely responsible for the accuracy of the information and representation contained in any documents prepared by Consultant on behalf of/for the Client.

4. Compensation. Upon signing this agreement Client agrees to pay Consultant as a management compensation for services $2,500.00 per month. Share compensation totaling Three Hundred Million (300M) restricted shares (144 Shares). Performance Bonus, as further compensation based on job performance, and achievement of project or operational milestones, the company has the option to provide an additional bonus schedule for the Consultant.

5. Other expenses. Consultants’ compensation doesn’t include any of the direct filing fees that shall be required to be submitted with any registration, filings, membership applications, self-regulatory agency fees, bonding, fingerprinting, or testing expenses, web site hosting fees, out-of-pocket expenses associated with the distribution of investor relations related material such as press releases, or any fees to be paid directly to the third parties that provide such services or collect fees associated with these above items. All of these out-of-pocket expenses and fees must be paid directly by the Client to the appropriate third party.

6. Certain Circumstances: Consultant assumes no responsibility for any occurrences beyond their control, including but not limited to Federal and State filing backlogs, regulatory changes or any other changes by Federal, State and any other regulatory agency or my body involved in the going public process or agency computer breakdowns, which may result in delays. Consultant will introduce the Client to third parties that will use their best efforts to secure completion of the going public process for Client, but cannot guarantee that any registration will be granted. In no event will Consultant be liable for actual, incidental, consequential, related or any other type of damages, in any amount, attributable to such error or oversight on the part of Consultant or any party that Consultant refers the Client to or any party that Consultant recommends to the Client.

7. Indemnification:

Please Initial: Client hereby agrees to indemnify and hold harmless Consultant, their partners, employees, agents, representatives, assigns, and controlling persons (and other officers, directors, employees, agents, representatives, assigns and controlling persons) from any and all losses, claims, damages, liabilities, costs, and expenses (and all other actions, suits, proceedings, or claims in respect thereof) and any legal or other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the cost of investigating, preparing or defending any such action, suit, proceeding or claim for which it is a party), as and when incurred, directly or indirectly, caused by, relating to, based upon or arising out of the services pursuant to this agreement so long as Consultant has not committed intentional or willful misconduct, nor acted with gross negligence, in connection with the services which form the basis of the claim for indemnification. Client further agrees that Consultant shall incur no liability on account of this agreement or any acts or omissions arising out of or relating to this agreement except for such intentional or willful misconduct. This paragraph shall survive the expiration or termination of this agreement.

CONFIDENTIAL

Please Initial: Client also expressly indemnifies Consultant for any future liabilities, either administrative, civil, or criminal related to the improper use by Client or its assigns of any and all documentation that is provided to Client by Consultant or parties that Consultant introduce to the Client pursuant to this Agreement.

Please Initial: Client hereby further agrees to indemnify Consultant against any action, suit, claim or proceeding, whether civil, criminal, or administrative, and against any fine, cost, levy, expense, judgment or award arising there from (collectively a “Claim”), in which Consultant may be involved (whether as a witness or a party) as a result of any application or document filed or processed by Consultant, on the Client’s behalf, which contains any false or misleading statement or omission of material fact or which, other than through gross negligence of Consultant, violates any statute, rule or order of any statement, document, fact or information provided to Consultant by Client or Client’s attorney, accountant, representative, or agents.

8. Independent Contractor Status: Consultant shall perform their services under this contract as an independent contractor and not as an employee of Client or an affiliate thereof. It is expressly understood and agreed to by the parties hereto that Consultant shall have no authority to act for, represent or bind Client or any affiliate thereof in any manner, except as provided for expressly in this Agreement or in writing by Client.

9. Additional Services: Client understands and acknowledges by the acceptance of this Agreement that any and all services outside the direct scope of the documents listed in Section 1 above shall be billed to Client by Consultant or third parties as mutually agreed upon.

10. Late Fees: Invoice not paid within 15 (fifteen) days of such billing is subject to a 1% monthly interest charge. Consultant reserves the right to use any and all means of collection available under applicable law to collect any amount past due and Client shall be responsible for the additional costs associated with such collection activities under applicable law.

11. Amendment and Modification: Subject to applicable law, this Agreement may be amended, modified, or supplemented only by a written agreement signed by both parties. No oral modifications to this Agreement may be made at any time or in any instance.

12. Entire Agreement: This agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them in respect to the subject matter of this Agreement. The failure by Consultant to insist on strict performance of any term or condition contained in this Agreement shall not be construed by Client as a waiver, at any time, of any rights, remedies, or indemnifications, all of which shall remain in full force and effect form the time of the execution of this agreement through eternity.

CONFIDENTIAL

13. Agreement Binding: This Agreement shall be binding upon the heirs, executors, administrators, successors and permitted assigns of the parties hereto. Client shall not assign its rights or delegate its duties under any term or condition set forth in this Agreement without the prior written consent of Consultant.

14. Attorney’s Fees: In the event an arbitration, mediation, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal there from, it is agreed that the prevailing party shall be entitled to reasonable attorney’s fees to be fixed by the arbitrator, mediator, trial court and/or appellate court.

15. Severability: If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part hereof; and the remaining provisions or by its severance here from. Furthermore, in lieu of such illegal, invalid and unenforceable provision as may be legal, valid and enforceable.

16. Governing Law: This Agreement shall be governed by the laws of the State of Florida, and the venue for the resolution of any dispute arising there of shall be Florida, USA.

17. No Legal Advice: Client further agrees and understands that although documents and filings prepared by Consultant and the third parties referred or recommended to the Client by Consultant, are reviewed by the General Counsel of those third parties, neither Consultant nor those third parties have not and do not render legal advice or offer legal assistance. All requests for legal advice by Client will be referred to legal counsel for a proper legal opinion. Accordingly, no statements or representations by Consultant should be construed to be legal advice, and Consultant advises Client to always consult with its own attorney regarding the legalities of all investment offerings, registrations and filings etc.

18. Post-Registration Responsibilities: Client understands and acknowledges by the acceptance of this Agreement that all post- registration periodic or special reports are the responsibility of the Client unless otherwise agreed upon in writing by Consultant.

CONFIDENT/AL

IN WITNESS THEREOF, the parties above have caused this Agreement to be duly executed, as of the day and year set forth below.

i-Business Management, LLC
1123 WILTSHIRE DRIVE
LAPEER, MI 48446

By:	/s/ Teresa Misenheimer	January 9, 2017
Teresa Misenheimer, acting President		Date

NuState Energy Holdings, Inc
401 E. LAS OLAS BOULEVARD
SUITE 1400
FORT LAUDERDALE, FL 33301

By:	/s/ Kevin Yates	January 9, 2017
Kevin Yates, Chief Executive Officer		Date